



11018797

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

Ɔᴍᴮ Number: ͻ∠ͻ5-0123
Expires: April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49951

RECEIVED
FEB 2 8 2011
WASH. D.C. 211
MAIL PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2010 _____ AND ENDING _____ December 31, 2010 _____
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                            401 Wilshire Blvd., Suite 1020
                                   (No. and Street)
       Santa Monica   California   90402
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Gary Schuman   (310) 526-5004
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
         Brian W. Anson, CPA
                 (Name – *if individual, state last, first, middle name*)
    18425 Burbank, Suite 606,   Tarzana   California   91356
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Gary Schuman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MDB Capital Group, LLC_____ , as of _____December 31_____, 20___10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

J. L. WRACHER
Commission # 1843628
Notary Public - California
Los Angeles County
My Comm. Expires Apr 6, 2013

_____ Gary Schuman
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Members
MDB Capital Group, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of MDB Capital Group, LLC as of December 31, 2010 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDB Capital Group, LLC as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2011

MDB CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$	2,749,365
Accounts receivable		33,901
Investments		8,162,249
Fixed assets		
net of accumulated depreciation of $536,768		366,066
Prepaid and other assets		79,973
Total assets	$	11,391,554

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	98,512
Accrued salaries		142,905
Commissions payable		3,598,531
Payroll taxes payable		35,733
Cash debit balance		4,105,047
Total liabilities		7,980,728

MEMBERS' EQUITY:

Members' equity		3,410,826
Total liabilities and members' equity	$	11,391,554

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2010

REVENUES:

Commissions and services fees	$	3,513,167
Trading and investment		1,046,954
Interest income		509
Other income		426,157
Total income		4,986,787

EXPENSES:

Administrative	382,590
Clearing charges	191,119
Commissions	2,200,941
Communications	7,318
Consulting	314,793
Legal and professional	134,333
Occupancy	256,982
Research	304,112
Salaries	1,041,040
Operations	901,244
Total expenses	5,734,472

LOSS BEFORE INCOME TAXES	(747,685)

INCOME TAX PROVISION (Note2)

State taxes	6,800
Total loss tax provision	6,800

NET LOSS	$	(754,485)

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Members' Equity
For the year ended December 31, 2010

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance January 1, 2010	$ 4,165,311		$ 4,165,311
Net loss		(754,485)	(754,485)
Ending balance December 31, 2010	$ 4,165,311	($754,485)	$3,410,826

MDB CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(754,485)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		16,492
(Increase) decrease in:		
Accounts receivable		11,435
Investments		(296,261)
Prepaid and other assets		(55,642)
Increase (decrease):		
Accounts payable and accrued expenses		10,978
Accrued salaries		(16,385)
Commissions payable		944,782
Payroll taxes payable		35,733
Cash debit balance		816,013
Securities sold not yet purchased		(222,311)
Total adjustments		1,244,834
Net cash provided by operating activities		490,349

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets		(29,030)
Net cash used in investing activities		(29,030)
Increase in cash		461,319
Cash at beginning of year		2,288,046
Cash at end of year	$	2,749,365
Supplemental cash flow disclosures		
Interest	$	-
Income taxes	$	12,590

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

MDB Capital Group, LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony D. Di Giandomenico.

The firm operates on a fully disclosed basis with another member firm, National Financial Services.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years.

Furniture and equipment	902,834
Less: accumulated depreciation	(536,768)
	$ 366,066

Depreciation expense for the year ended December 31, 2010 was $16,492

Notes to Financial Statements
December 31, 2010
Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Leases:

The Company committed to an office lease for approximately 4,428 square feet of office space in December of 2009. Under the lease agreement there is a fixed monthly payment of $16,605.00 for five years, and eight months. The fixed rent will increase annually by 4% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2011	207,921
	2012	216,238
	2013	224,888
	2014	233,883
	2015	141,418

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2010.

Note 2: INCOME TAXES

The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year.

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2010 the company had a net capital of $2,143,985 which is $1,611,937 in excess of the minimum of $532,048 required and its ratio of aggregate indebtedness ($7,980,728) to net capital was 3.72 to 1 which is less than 15 to 1 maximum ratio of a broker dealer.

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change
Members' equity, December 31, 2010	$ 3,732,339	$ 3,410,826	$ 321,513
Subtract - Non allowable assets:			
Accounts receivable	28,800	9,300	19,500
Investment	260,000	260,000	-
Fixed assets	382,558	366,066	16,492
Other assets	67,974	79,973	(11,999)
Tentative net capital	2,993,007	2,695,487	297,520
Haircuts:	627,446	551,502	(75,944)
NET CAPITAL	2,365,561	2,143,985	221,576
Minimum net capital	(517,317)	(532,048)	14,731
Excess net capital	$ 1,848,244	$ 1,611,937	(236,307)
Aggregate indebtedness	7,759,754	7,980,728	220,974
Ratio of aggregate indebtedness to net capital	3.28%	3.72%	

The differences between the audit and focus filed for
December 31, 2010 were caused by year end adjustments
of accounts payable, fixed assets, and additional expenses.

MDB CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2010

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(ii) exemptive provision.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _Dec 31_ , 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8-49951
MDB Capital Group, LLC
401 Wilshire Blvd #1020
Santa Monica CA 90401
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _13074_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_2845_)
      _7-29-10_
      Date Paid

   C. Less prior overpayment applied   (_150_)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _10079_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _10079_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MDB Capital Group LLC
(Name of Corporation, Partnership or other organization)

X _____
(Authorized Signature)

CFO
(Title)

Dated the _20th_ day of _February_ , 20_11_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Jan 1_, 20_10_
and ending _Dec 31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __4 986 787__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.   __450 457__

    Total additions   __450 457__

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __191 242__

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __16 258__

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

       Enter the greater of line (i) or (ii)   __16 258__

    Total deductions   __207 500__

2d. SIPC Net Operating Revenues $ __5 229 744__

2e. General Assessment @ .0025 $ __13 074__

(to page 1 but not less than $150 minimum)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010 which were agreed to by MDB Capital Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MDB Capital Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MDB Capital Group, LLC's management is responsible for the MDB Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010 as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2011

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5**

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

In planning and performing my audit of the financial statements of MDB Capital Group, LLC for
the year ended December 31, 2010 in accordance with auditing standards generally accepted in
the United States of America, I considered its internal control structure, including control
activities for safeguarding securities, in order to determine my auditing procedures for the
purpose of expressing my opinion on the financial statements and not to provide assurance on the
internal control structure. Accordingly, I do not express an opinion effectiveness of the
Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made
a study of the practices and procedures including tests of such practices and procedures followed
by MDB Capital Group, LLC including test of compliance with such practices and procedures
that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic
computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following: (i) in making the quarterly securities examinations, counts,
verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in
complying with the requirements for prompt payment for securities of Section 8 of Regulation T
of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal
control and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the proceeding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above mentioned
objectives. Two of the objectives of internal control and the practices and procedures are to
provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or disposition
and that transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with generally accepted
accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures
listed in the preceding paragraph.

Board of Members,
MDB Capital Group, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2011

MDB CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2010

MDB CAPITAL GROUP, LLC

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